MOL HUNGARIAN OIL AND GAS PLC



2002 Fourth Quarter and Full Year Preliminary Results

MOL

RECORD PROFIT ACHIEVED IN 2002

MOL Hungarian Oil and Gas plc. (MOLB.BU, MOLBq.L, MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2002 fourth quarter and full year preliminary results. This report contains consolidated financial statements for the period ended 31 December 2002 for MOL Hungarian Oil and Gas Plc. as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial Results (IFRS)	Q4 2001 HUF bn	Q4 2001 USD m[1]	Q4 2002 HUF bn	Q4 2002 USD m[1]	Change % HUF	Change % USD	FY 2001 HUF bn	FY 2001 USD m[1]	FY 2002 HUF bn	FY 2002 USD m[1]	Change % HUF	Change % USD
Net sales revenues	313.9	1,117.9	323.2	1,348.9	3	21	1,173.4	4,095.6	1,159.8	4,495.3	(1)	10
EBITDA	37.7	134.3	21.7	90.6	(42)	(33)	72.1	251.7	129.2	500.8	79	99
Operating profit before redundancy provision	14.8	52.7	14.9	62.2	1	18	(3.2)	(11.2)	72.9	304.3	n.a.	n.a.
Operating profit/(loss)	**14.8**	**52.7**	**(0.2)**	**(0.8)**	**n.a.**	**n.a.**	**(3.2)**	**(11.2)**	**57.8**	**224.0**	**n.a.**	**n.a.**
Net financial expenses/(gain)	(1.6)	(5.7)	(5.4)	(22.5)	238	296	4.2	14.7	(2.0)	(7.8)	n.a.	n.a.
Net income/(loss)	**15.5**	**55.2**	**11.1**	**46.3**	**(28)**	**(16)**	**1.2**	**4.2**	**66.3**	**257.0**	**n.a.**	**n.a.**
Operating cash flow	**42.1**	**149.8**	**92.4**	**385.6**	**120**	**157**	**71.4**	**249.3**	**167.1**	**647.6**	**134**	**160**

(1) In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for the fourth quarter of 2001: 280.8 HUF/USD, for the full year of 2001:286.5 HUF/USD, for the fourth quarter of 2002: 239.6 HUF/USD, and for the full year of 2002:258.0 HUF/USD.

In 2002 net income reached a record HUF 66.3 bn, which compares with a profit of HUF 1.2bn in the same period of 2001. The high level of profitability reflects a combination of an improved gas business result, a weaker downstream environment and the recognition of HUF 15.1 bn provisions for restructuring.

- **Exploration and Production** operating profit in FY 2002 excluding redundancy provisions was HUF 55.2 bn driven by a combination of a lower forint based crude oil price and a small fall in production. This represents an 18% decline in profits compared to FY 2001.
- **Refining and Marketing** contributed operating profit excluding redundancy provisions of HUF 42.9 bn, a 39% decrease over 2001 primarily reflecting lower international refining margins and a strong forint partially compensated by 12% sales volume growth (excluding fuel oil and chemical feedstock) and the positive effect of the delayed coker.
- The **Natural Gas** segment operating result excluding redundancy provisions was HUF 1.2 bn in contrast to HUF 122.1 bn loss in FY 2001 primarily as the difference between the cost of imported gas and the regulated selling price contracted due to lower world market prices and forint strength.
- The **Petrochemical** segment suffered an operating loss of HUF 1.5 bn, compared to HUF 5.0bn profit in FY 2001. Strong polymer sales volumes growth (7.2%) could not compensate for the unfavourable international petrochemical market environment and the creation of a HUF 2.1bn provision for an environmental liability.
- **Controllable costs** (operating expenses less depreciation, oil and gas purchases and taxes and fees) excluding one-off items decreased by 4.0% in real Forint terms. Closing group headcount was reduced by 22 % y-o-y.
- **Income from associates**, Slovnaft contributed HUF 5.6 bn.
- **Capital expenditures** and investments in 2002 amounted to HUF 89.6 bn, an increase of 24% over 2001. Net debt at the end of 2002 was HUF 209.8 bn. MOL's gearing ratio was 30.7% as at December 31, 2002.
- **Operating cash flow** was HUF 167.1bn, representing an increase of 134% primarily as a result of a significant improvement in the gas business result. Changes in working capital requirements had a positive effect of HUF 15.7 bn on operating cash flow.

Mr Zsolt Hernádi, Executive Chairman of MOL commented: " *MOL achieved robust performance in 2002 which demonstrates the highly efficient operation of our core businesses. Although I should underline that one of the key drivers of this strong result was the improvement in the gas business, which showed underlying operating profit of HUF 1.2 bn in 2002, due to the positive effect of the strength of the Forint and lower import gas prices. Nevertheless, it must be recognised that the gas business was still not able to achieve the regulated return guaranteed in current legislation. We are convinced that only the acceptance of the new Gas Act and gas pricing regime will provide a reliable solution for the future of this business and a level of return necessary for the investments required to guarantee a secure gas supply for the nation.*

In 2002 we continued to develop our regional partnership with Slovnaft. In November we signed an agreement to acquire a majority position in Slovnaft and at the same time to execute a capital increase at MOL via a private placement. The transaction will be completed following receipt of approvals from the national Competition Offices.

In November we also announced our updated strategic targets for the period 2003-2005 building on the successful completion of the 2000-2002 strategy. We re-confirmed our vision and demonstrated that through further efficiency improvement, the integration of MOL, Slovnaft and TVK and the realisation of synergies, the MOL Group will be able to achieve the growth and profitability required to maximise value for our shareholders. This solid strategic platform can also be further enhanced with regional and upstream inorganic growth opportunities when evaluated with our strict investment criteria."

Mr György Mosonyi, Chief Executive Officer of MOL added:

„ While international refining margins are currently very high, this was not the case in 2002. In 2002, while average world market oil prices remained largely unchanged year on year, the oil price rose strongly throughout the year. The economic recession, which was experienced following September 11th 2001, was reflected in stagnant or minimal growth on key world petroleum product markets and stock levels remained high during the year. As a result, crack spreads, which fundamentally determine the profitability of the refining industry, fell in 2002. Fortunately, in most of our region, economic growth was maintained and this was reflected in product demand and MOL's ability to grow volumes sold.
The synergy effects from our MOL-Slovnaft partnership exceeded our expectations and the acquisition of control will facilitate the achievement of further possible synergies. In our exploration activity we participated in an exciting new discovery of gas in Pakistan, while we kept within strict cost targets in our domestic exploration and production. We also made progress in the ZMB project; in December we signed an agreement which regulates the operation of the JV and we expect joint production to begin later in Q1 2003. In 2002 we also successfully launched the SAP R3 system, which represents one of the main results of our Business Process Re-engineering project. As part of our efficiency program we reduced our headcount to 10,805 excluding TVK, which is less than the strategic target of 12,000. Furthermore we succeeded in reducing our controllable costs by USD 96 million and releasing USD 150 million from non-core businesses in line with the targets set in 1999."

Segment performance

Exploration & Production	**Q4 2001**		**Q4 2002**		**02/01 ch. %**		**FY 2001**		**FY 2002**		**02/01 ch. %**	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	21.7	77.3	17.0	71.0	(22)	(8)	87.2	304.4	68.6	265.9	(21)	(13)
Operating profit before redundancy provision	14.4	51.3	16.0	66.8	11	30	67.2	234.6	55.2	230.4	(18)	(2)
Operating profit	**14.4**	**51.3**	**12.0**	**50.1**	**(17)**	**(2)**	**67.2**	**234.6**	**51.2**	**198.4**	**(24)**	**(15)**
CAPEX and investments[1]	6.5	23.2	10.5	43.7	60	88	23.6	82.3	26.4	102.2	12	24

Segmental profit in 2002 declined by HUF 16 bn mainly as a consequence of the fall in HUF denominated world market prices, one-off provisions on future headcount reductions made in Q4 and the slight decrease in crude oil and natural gas production volumes. Although the USD denominated Brent crude oil price rose by 2.4% y-o-y, as a result of the continuously strengthening forint, the average forint denominated price fell by 9.1%.
Segmental expenditure was broadly in line with spending in 2001. While there was a saving of HUF 0.3 bn in operating costs, the HUF 4.0 bn provision for the planned headcount reduction program in 2003-2005, temporarily increased other expenditures. In the comparison of these two periods it should be noted that there was an extraordinary inventory write-down (of HUF 3.5 bn) in 2001, while in 2002 due to the revision of previous estimates, a HUF 2.4 bn release of provisions for environmental and field suspension liabilities was recognised having a positive effect on operating profit. A reduction of exploration costs (HUF 1.4 bn) also decreased segmental costs. As a result of divestment of international exploration blocks, foreign exploration expenditures fell by HUF 3,1 bn, while domestic exploration costs grew by HUF 1.7 bn due to a change in the composition of the portfolio.
Production volumes decreased slightly in 2002. Crude oil production decreased by 1.3% to 1050 kt and natural gas production fell by 3.9% to 3101 million m3. Natural gas production fell by 15% in Q4 2002, as gas fields were operated at the maximum level in Q4 2001, in order to meet extraordinarily high gas demand. Domestic net hydrocarbon reserves amounted to 274.9 million boe as of 31 December 2002. New discoveries and extensions increased the reserves by 6.7 million boe, a further increase of 0.3 million boe was due to improved recovery. Revision of previous estimates decreased the reserves by 13.9 million boe. Production in 2002 reduced reserves by 26 million boe. In Pakistan MOL, as operator and member of a consortium, discovered promising gas reserves. The scale and potential economic viability of the reserves will be evaluated in 2003, but based on preliminary results the total reserve is estimated to be approximately 26 billion m3 (MOL's current share in the project is 10%). Work on the finalization of the ZMB joint venture agreement progressed in Q4. On 19th of December the parties signed the JV agreement. Following the satisfaction of conditions precedent, joint production is expected to begin later in Q1.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Refining & Marketing	Q4 2001		Q4 2002		02/01 ch. %		FY 2001		FY 2002		02/01 ch. %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	24.1	85.8	9.3	38.8	(61)	(55)	96.7	337.5	65.5	253.9	(32)	(25)
Operating profit before redundancy provision	17.0	60.5	6.8	28.4	(60)	(53)	70.2	245.0	42.9	179.0	(39)	(27)
Operating profit	**17.0**	**60.5**	**2.2**	**9.2**	**(87)**	**(85)**	**70.2**	**245.0**	**38.3**	**148.4**	**(45)**	**(39)**
CAPEX and investments[1]	9.2	32.7	14.5	60.8	59	86	22.2	77.6	22.7	88.1	2	14

In 2002, segmental operating profit decreased by 45% as the improving product slate could not compensate for the negative effect of the lower refining margins, a strengthening Hungarian Forint and higher excise duty in H2 2002. Operating profit excluding the one-off effect of both provisions for redundancy charges and divestitures fell by 36% in 2002 year-on-year, outperforming the industry trend. Though the fall of MOL's theoretical refinery margin (-10%) was smaller than that of the indicative Reuters's margin (-31%), lower dollar based crack spreads offset the positive effect of a favourable change in the product slate. The Forint strengthening against the US dollar resulted in an estimated HUF 13.1bn fall in 2002 profit (and by an estimated HUF 7.5 bn in Q4 alone). One-off items also contributed strongly to the fall in profitability. While the one-off gain on Kőolajtároló Rt's divestment was HUF 5.8 bn in Q4 2001, the sale of MOL Slovensko in Q2 2002 contributed HUF 1.7 to segmental profit. Furthermore, profit was negatively influenced by the recognition of provisions for environmental liabilities (of HUF 1.5bn), and planned headcount reduction (of HUF 4.6 bn), made in Q4 2002.

MOL's Delayed Coker, through its improvement of the product slate, contributed HUF 10.0 bn to profit in 2002. Production of white products increased by 7.6%, while crude oil processed decreased by 0.9 Mt.
Operating costs were HUF 10.5 bn higher than in 2001, primarily as a result of the growth in insurance fees, maintenance costs and transportation costs and due to the introduction of further partner commissions in the retail network. However, the positive effect of the change in the operational format of our retail network more than compensated for the higher commissions. The segment's result is also influenced by the inventory valuation method used by MOL and the inventory holding effect (being the difference between MOL's weighted average based historical accounting and the Current Cost of Supply methodology, commonly used in the oil industry)[2].

Total product sales remained broadly stable at 6.9 Mt in 2002. Excluding fuel oil and chemical feedstock, sales volumes grew by 12%, of which domestic sales went up by nearly 5% year-on-year, while export sales rose by 24%. Motor fuel sales were nearly unchanged from 2001, while domestic demand rose by 4% as the MOL group focused on optimising the balance between market share and unit margins.

At the end of December we had a total of 431 filling stations, 377 in Hungary and 54 in the region. In Hungary, we closed 4 filling stations and opened 3 green-field stations. We opened 5 new filling stations in the region and we sold the 17 stations of MOL Slovensko to Slovnaft in 2002. Domestic network efficiency improvements are demonstrated by the 3% y-o-y growth in fuel throughput per site in 2002. Domestic retail sales volumes rose by 2.6% compared to 2001. Our average retail market share in respect of gasoline and gas oil was 41% and 47% in 2002, respectively, based on data from MÁSZ. Lubricant market share increased by 12% compared to the same period of 2001, increasing our market share to more than 70%. By the end of 2002, the number of loyalty cards grew by further 7% compared to the number of cards on December 31, 2001. Fuel card sales increased by 5.2% compared to the previous year. We increased our shop sales by 27.5% and the proportion of non-fuel sales per litre of fuel sold grew by 25%.

While Hungarian LPG and gas products demand rose by 3%, MOL's wholesale volume grew by 5% (13 kt) compared 2001. Our retail LPG and gas product sales grew by 7%, while the domestic demand rose by only 2%. By the end of 2002 our retail market share grew by 1% due to the growth in the number of sales outlets for cylinder and auto gas.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] An inventory valuation method better suited to quarterly reporting would have produced a HUF 2.3 bn HUF lower result in Q4 2002 and 5.8 bn HUF higher result in 2002, but a HUF 5.8 bn and HUF 4.5 bn lower result in Q4 2001 and FY 2001 respectively. We estimate the use of Replacement Cost or Current Cost of Supply (calculating production costs on a replacement cost basis) would have increased operating profit by approximately HUF 4.2 bn in Q4 2002 and would have reduced HUF 4 bn in FY 2002, compared to a increase of approximately HUF 12.5 bn in Q4 2001 and HUF 20.0 bn in FY 2001.

Natural Gas	Q4 2001		Q4 2002		02/01 ch. %		FY 2001		FY 2002		02/01 ch. %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	(12.1)	(43.1)	1.8	7.5	n.a.	n.a.	(109.0)	(380.5)	10.7	41.5	n.a.	n.a.
Operating profit before redundancy provision	(17.0)	(60.5)	0.4	1.7	n.a.	n.a.	(122.1)	(426.2)	1.2	5.0	n.a.	n.a.
Operating profit/(loss)[2]	**(17.0)**	**(60.5)**	**(1.4)**	**(5.8)**	**(92)**	**(90)**	**(122.1)**	**(426.2)**	**(0.6)**	**(2.3)**	n.a.	n.a.
CAPEX and investments[1]	3.1	10.9	4.5	18.9	45	74	5.6	19.6	9.0	34.8	60	78

In line with expectations, in 2002 the natural gas business result improved dramatically to a loss of just HUF 0.6 billion, after a HUF 122 bn loss in 2001. The main reason for the improvement was the 27.9% fall in the cost of imported natural gas, due both to a fall in the dollar denominated import price and the strong forint. However, it should be noted that USD denominated import price started to rise in Q4. In 2002, the average wholesale price rose to 28.0 HUF/ m^3 (+8.0%) due to both favourable changes in the structure of consumption and the 5.4% price hike from July 1, 2002 implemented for certain non-residential consumers supplied by GDCs. In Q4 2002 segmental profit was negatively affected by the HUF 1.8 bn provision for future headcount reductions.

In 2002 we sold 7.5 bn m^3 gas directly from import and 2.3 bn m^3 directly from domestic production, while 2.5 bn m^3 import and 0.6 bn m^3 domestic gas was sold from storage. The total gas sales volume was 12.9 bn m^3, nearly the same level as in 2001.

The result in 2002 was influenced favourably by a reduction in the write-down of imported gas added to storage, which was HUF 1.2 bn in 2002 compared to HUF 14.6 bn in 2001. The reason for the decrease is the favourable change in import prices in the storage period.

In 2002, the volume of transit gas reached 1,819.9 M m^3, some 130.5 M m^3 (7.7%) higher than in 2001. Revenue from the gas transit business did not rise due to HUF strengthening.

Petrochemicals[3]	Q4 2001		Q4 2002		02/01 ch. %		FY 2001		FY 2002		02/01 ch. %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	4.4	15.7	(1.3)	(5.4)	n.a.	n.a.	15.5	54.1	8.6	33.3	(45)	(38)
Pre-consolidation EBIT	3.0	10.7	(4.1)	(17.1)	n.a.	n.a.	7.0	24.4	0.5	1.9	(93)	(92)
Operating profit/(loss)	**2.3**	**8.2**	**(4.2)**	**(17.5)**	**n.a.**	**n.a.**	**5.0**	**17.5**	**(1.5)**	**(5.8)**	**n.a.**	**n.a.**
CAPEX and investments[1]	2.2	7.8	11.8	49.2	440	533	6.7	23.5	21.9	85.1	225	262

The segment posted a HUF 1.5 bn loss in 2002, after a HUF 5bn profit in 2001. The main reason for this change was the significant deterioration in market conditions in 2002 and the particularly weak conditions prevalent in Q4. In addition, the creation of a HUF 2.1 bn environmental provision in Q4 2002 further reduced the segment's profit, following an environmental review linked to the decontamination of pollution caused by technologies shut down in the 70's and revealed in the 90's.

The petrochemical market was characterised by weak demand in 2002. Profitability in the industry declined significantly year-on-year, as the price of polymers did not follow the rise of raw material prices, which are correlated with crude oil prices. Increasing sales volumes were not able to compensate for the negative effect of shrinking margins. The integrated margin decreased in 2002 by 14.7%, the ethylene margin by 27%, the LDPE margin by 9.3%, the HDPE margin by 20.4%, which were only partially mitigated by an increase in the margins on polypropylenes (8.5%). In Q4 2002 the integrated margin was lower than that of both Q4 2001 and all the previous quarters of 2002. The strong HUF had an unfavourable effect on Euro-based sales, but this was exceeded by the positive effect on USD-based raw material purchases.

In 2002 the product sales volume reached 818.1 kt (+ 5.2 % y-o-y), of which export sales rose by 6.2 %. Polymer sales grew by 7.2%, olefins sales did not change year-on-year. Polymer sales volumes on the domestic market grew by 10.3%. Alongside the increase in sales volumes, we were able to reduce inventories.

Capital expenditures went up to 21.9 bn HUF in 2002, mainly due to the capacity expansion project. The preparations and planning as well as the related procurement are progressing, and in some areas the implementation has already started.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

[2] The effect of unrealised profits on intersegment sales is eliminated with effect from Q1 2002. The prior year figure has been adjusted to conform with this presentation. (See also footnote 2 to Appendix V.)

[3] In 2001 the Standing Interpretation Committee of the IASB issued a new interpretation, SIC 33: Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests, effective from 1 January 2002. This interpretation makes full consolidation of TVK necessary. Until 31 December 2001 MOL's investment in TVK was accounted for under the equity method. The consolidation of the investment from 1 January 2002 is basically a presentational change. All assets and liabilities of TVK are included in the consolidated balance sheet and all of its income statement figures are brought in on a line-by-line basis. However, to adjust TVK's earnings to the figure that is actually attributable to MOL, the amount which MOL is not entitled to is deducted as minority interest, thereby ensuring that earnings presented under the equity method do not differ from those presented on consolidation. MOL has legal title to 34.5% of the share capital of TVK Rt. MOL also has an option to repurchase shares in TVK equivalent to 9.8% at a later date. In accordance with IAS 39 Financial Instruments, these shares have been taken into account in the determination of MOL's share of the income of TVK, giving MOL a share of 44.3%. Additionally, MOL has another exercisable option to buy an 8.0% shareholding in TVK. As the sum of actual and potential voting rights exceed 50%, full consolidation is required under SIC 33. Goodwill related to TVK is included in intangible assets in the balance sheet, with amortisation charged to operating income. Furthermore, for MOL's purposes TVK's assets have been revalued on acquisition; the surplus increases consolidated assets, while its depreciation reduces consolidated operating income. As a consequence of the revaluation, a deferred tax liability arose and is included in the consolidated balance sheet.

Financial overview

Overview of the environment

The average Brent dated crude oil price was 25.0 USD/bbl in 2002, up by 2.5% compared to an average price of 24.4 USD/bbl in 2001. The average Brent dated crude oil price was 26.8 USD/bbl in the fourth quarter of 2002, up by 38.1% compared to an average price of 19.4 USD/bbl in Q4 2001. In 2002 the average CIF Med quoted price of Ural Blend (dominating MOL's crude oil purchases) was 23.7 USD/bbl, increasing by 3.0% compared to 2001 (23.0 USD/bbl). In the fourth quarter of 2002 the average CIF Med quoted price of Ural Blend was 25.6 USD/bbl, increasing by 36.2% compared to Q4 2001 (18.8 USD/bbl). Average CIF Med gasoline (grade 95) prices decreased by 5% compared to 2001, gas oil prices were down by 3% and naphtha prices increased by 2%. The US dollar depreciated by an average of 9.9% against the Hungarian Forint (from HUF 286.5 in 2001 to HUF 258.0 in 2002), but from the year-end 2001 until year-end 2002 the USD/HUF exchange rate decreased by 19.3% (from 279.0 to 225.2 HUF/USD). The Euro depreciated by 4.2% from year-end until year-end 2002 (from 246.3 to 235.9 HUF/EUR).

Operations

In FY 2002, Group net sales revenues increased by 10% in USD. In HUF term, sales revenues were HUF 1,159.8 bn, a slight decrease of 1% compared to FY 2001. Sales to customers outside Hungary reached HUF 334.0 bn, up by 41%, and represented 29% of total sales. The value of raw materials and consumables used decreased by 10%. Within this, raw material costs decreased by 17%, principally due to a reduction in the volume of processed crude oil and lower HUF denominated import purchase prices. Cost of goods purchased for resale decreased by 5%, reflecting the combined effects of lower cost of imported gas and increased regional trading activity of finished products. The value of material-type services and the cost of subcontractors increased by 7%, primarily as a result of higher maintenance costs. Personnel expenses for the whole year decreased by 2%, reflecting our headcount reduction measures. The 9% increase in other operating expenses is chiefly due to the HUF 15.1 bn provision for restructuring (redundancy charges) recognised in Q4 2002. As a result of a self-revision of 2001 local tax payments, completed in January 2003, MOL recognised overpayment of HUF 2.3bn. As a result, this HUF 2.3bn adjustment is shown in Q4 as a decrease of trade and other payables and a decrease in other operating expenses, thereby increasing net income for the period, in accordance with IAS 10.

Total financial income in FY 2002 was HUF 30.5 bn, 27% higher than in the previous year. Other financial income in FY 2002 includes a net foreign exchange gain of HUF 23.8 bn compared with a net exchange gain of HUF 17.5 bn in FY 2001. Total financial expenses for the same period amounted to HUF 28.5 bn of which interest payable was HUF 17.4 bn, down by 14% mainly due to the lower average outstanding debt during the comparative periods. The decrease was partially offset by the increase of other financial expenses from HUF 2.1 bn to HUF 5.8 bn. The major part of the other financial expenses item is the increased cost of foreign exchange hedging of import gas purchases payable in USD. Income from associates was HUF 7.9 bn of which HUF 5.6 bn relates to Slovnaft a.s. Minority interests decreased by HUF 4.7 bn reflecting the reduced profitability of the two main contributors, TVK Rt. and Nitrogénmüvek Rt. and the disposal of the latter in October 2002. In Q4 2002 MOL sold Nitrogénmüvek, a 58% owned subsidiary, realizing a HUF 0.4 bn gain on the transaction, which is the difference between the selling price (+2.8 bn) and 58% of shareholders equity of Nitrogénmüvek (-4.1 bn) adjusted by release of negative goodwill related to Nitrogénmüvek in MOL's books (+1.7 bn).

Balance sheet

Total assets amounted to HUF 959.5 bn at the end of December 2002, a decrease of 5%. Property, plant and equipment decreased by 4% due to the combined effect of capital expenditure, depreciation during the year, the divestiture of subsidiaries and disposal of fixed assets. Long-term debt including long term debt repayable within one year decreased by 35% as a result of repayments during year 2002. Short-term debt (excluding the current portion of long term debt) was HUF 66.2 bn, 22% higher than at 31 December 2001. The majority of the increase in short term debt relates to the issuance of short-term notes in HUF. 66% of long-term debt bore floating interest rates. As at 31 December 2002 35% of the MOL Group's total debt was denominated in Euro, 38% in USD and 27% in HUF. At the end of FY 2002 MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 31% compared with 39% at the end of December 2001. Following the move to full consolidation of TVK it has become appropriate to include minority interests with equity in the gearing ratio calculation, as the full amount of the debt of TVK is included in MOL's consolidated balance sheet.

Cash flow

Operating cash flow was HUF 167.1 bn, representing an increase of 134% on FY 2001, mainly reflecting the less significant losses of the gas business. Operating cash flow before movements in working capital increased by 86%. Reduction in working capital needs contributed HUF 15.7 bn to operating cash flow, arising from the positive effect of the fall in inventories and trade receivables, HUF 1.6 bn and HUF 14.1 bn respectively, and the increase in trade payables (HUF 2.6 bn) and in other payables (HUF 4.9 bn). The increase in other receivables had a HUF 7.5 bn negative impact on working capital. Corporate tax paid amounted to HUF 1.4 bn. Net cash used in investing activities was HUF 64.3 bn compared with HUF 45.3 bn in 2001, reflecting higher capital expenditure and lower cash flow from the disposal of fixed assets and subsidiaries. Net financing cash outflows amounted to HUF 118.9 bn, mainly as a result of the repayment of long-term debt and the significant increase in treasury shares.

APPENDIX I.

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 DECEMBER 2002

Unaudited quarterly and full year 2002 figures (in HUF millions)

	Q4 2001	Q4 2002	Ch. %	FY 2001	FY 2002	Ch. %
Net sales	**313,897**	**323,210**	**3**	**1,173,357**	**1,159,800**	**(1)**
Other operating income	9,645	4,722	(51)	15,374	10,818	(30)
Total operating revenues	**323,542**	**327,932**	**1**	**1,188,731**	**1,170,618**	**(2)**
Raw material costs	98,653	76,511	(22)	408,229	338,064	(17)
Value of material-type services used	20,515	19,598	(4)	62,528	66,836	7
Cost of goods purchased for resale	121,280	142,039	17	489,418	463,785	(5)
Raw material and consumables used	*240,448*	*238,148*	*(1)*	*960,175*	*868,685*	*(10)*
Personnel expenses	20,278	20,808	3	75,307	73,909	(2)
Depreciation, depletion, amortisation and impairment	22,935	21,888	(5)	75,326	71,488	(5)
Other operating expenses	28,369	42,570	50	90,544	98,261	9
Ch. In inventory of finished goods & work in progress	5,310	10,000	88	9,162	15,428	68
Work performed by the enterprise and capitalised	(8,576)	(5,253)	(39)	(18,606)	(14,906)	(20)
Total operating expenses	**308,764**	**328,161**	**6**	**1,191,908**	**1,112,865**	**(7)**
Operating profit	**14,778**	**(229)**	**n.a.**	**(3,177)**	**57,753**	**n.a.**
Interest received	(465)	650	n.a.	3,521	3,001	(15)
Dividends received	82	17	(79)	492	430	(13)
Exchange gains and other financial income	6,238	12,036	93	19,995	27,072	35
Total financial income	*5,855*	*12,703*	*117*	*24,008*	*30,503*	*27*
Interest on borrowings	2,736	4,562	67	20,279	17,364	(14)
Interest on provisions	1,027	1,226	19	4,501	4,369	(3)
Write-off of financial investments	1,196	1,028	(14)	1,268	1,065	(16)
Exchange losses and other financial expenses	(724)	462	n.a.	2,129	5,751	170
Total financial expense	*4,235*	*7,278*	*72*	*28,177*	*28,549*	*1*
Financial expense/(gain), net	**(1,620)**	**(5,425)**	**235**	**4,169**	**(1,954)**	**n.a.**
(Income) /loss from associates	(1,809)	(2,752)	52	(8,510)	(7,949)	(7)
Profit before tax	**18,207**	**7,948**	**(56)**	**1,164**	**67,656**	**n.a.**
Income tax expense/(benefit)	1,559	(1,834)	n.a.	(6,136)	22	n.a.
Profit after tax	**16,648**	**9,782**	**(41)**	**7,300**	**67,634**	**826**
Minority interests	(1,120)	1,303	n.a.	(6,059)	(1,338)	(78)
Net income	**15,528**	**11,085**	**(29)**	**1,241**	**66,296**	**n.a.**
Basic and diluted earnings per share (HUF)	**159**	**118**	**(26)**	**13**	**686**	**n.a.**

APPENDIX II.

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP
AS AT 31 DECEMBER 2002
Unaudited full year 2002 figures (in HUF millions)

	31 Dec 2001	31 Dec 2002	Change %
Assets			
Non-current assets			
Intangible assets	18,785	26,196	39
Property, plant and equipment	488,790	471,602	(4)
Investments	106,175	105,658	0
Deferred tax asset	19,035	20,031	5
Other non-current assets	3,519	6,225	77
Total non-current assets	**636,304**	**629,712**	**(1)**
Current assets			
Inventories	129,777	120,524	(7)
Trade receivables, net	138,320	121,694	(12)
Marketable securities	13,402	9,190	(31)
Other current assets	32,891	36,631	11
Cash and cash equivalents	57,911	41,763	(28)
Total current assets	**372,301**	**329,802**	**(11)**
Total assets	**1,008,605**	**959,514**	**(5)**
Liabilities and shareholders' equity			
Shareholders' equity			
Share capital	97,818	93,245	(5)
Reserves	268,022	244,237	(9)
Net income for the period	1,241	66,296	n.a.
Total shareholders' equity	**367,081**	**403,778**	**10**
Minority interest	**74,063**	**70,330**	**(5)**
Non-current liabilities			
Long-term debt, net of current portion	225,597	144,746	(36)
Provisions for liabilities and charges	40,000	48,608	22
Other non-current liabilities	360	880	144
Total non-current liabilities	**265,957**	**194,234**	**(27)**
Current liabilities			
Trade and other payables	160,591	159,200	(1)
Provisions for liabilities and charges	12,025	15,998	33
Short-term debt	54,427	66,214	22
Current portion of long-term debt	74,461	49,760	(33)
Total current liabilities	**301,504**	**291,172**	**(3)**
Total liabilities and shareholders' equity	**1,008,605**	**959,514**	**(5)**

APPENDIX III.

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 DECEMBER 2002

Unaudited full year 2002 figures (in HUF millions)

	Share capital	Reserves	Retained profit for the period
Opening balance 1 January 2002	**97,818**	**268,022**	**1,241**
Transfer to reserves of retained profit for the previous year		1,241	(1,241)
Retained profit for the period			66,296
Cash flow hedges		131	
Currency translation differences		(1,086)	
Net change in balance of treasury shares held	(4,573)	(18,691)	
Dividend for the year 2001		(5,380)	
Closing balance 31 Dec 2002	**93,245**	**244,237**	**66,296**

APPENDIX IV.

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 DECEMBER 2002

Unaudited quarterly and full year 2002 figures (in HUF millions)

	Q4 2001	Q4 2002	Ch. %	FY 2001	FY 2002	Ch. %
Net cash provided by operating activities	**42,054**	**92,390**	**120**	**71,412**	**167,078**	**134**
Of which changes in working capital	30,695	53,004	73	(9,908)	15,747	n.a.
Capital expenditures and exploration costs	(28,546)	(47,097)	65	(68,575)	(90,073)	31
Proceeds from the disposal of fixed assets	4,053	1,402	(65)	13,853	4,841	(65)
Acquisition of subsidiary shareholdings	(1,547)	-	(100)	(13,707)	-	(100)
Proceeds from the disposal of subsidiaries	10,046	2,782	(72)	16,408	5,476	(67)
Acquisition of other investments	-	(266)	n.a.	(217)	(927)	327
Proceeds from the disposal of investments	853	15	(98)	1,075	1,860	73
Changes in loans and long-term bank deposits	578	(1,803)	n.a.	(482)	(1,994)	314
Changes in short term investments	(1,232)	11,051	n.a.	(1,638)	4,210	n.a.
Interest received and other financial income	1,570	2,241	43	4,473	6,298	41
Dividend received	180	2,962	n.a.	3,468	6,030	74
Net cash provided by/(used) in investing activities	**(14,045)**	**(28,713)**	**104**	**(45,343)**	**(64,279)**	**42**
Issuance of long term notes	-	-	n.a.	-	14,368	n.a.
Repayment of long term notes	-	-	n.a.	-	(4,471)	n.a.
Issuance of zero coupon notes	13,703	1,787	(87)	13,703	15,467	13
Issuance of long-term debt	30,721	24,332	(21)	53,937	70,567	31
Repayments of long term debt	(51,113)	(44,875)	(12)	(79,185)	(158,171)	100
Changes in other long term liabilities	(1,066)	(3,311)	211	3,533	(4,185)	n.a.
Changes in short-term debt	(5,198)	(8,632)	66	38,395	(1,250)	n.a.
Interest paid and other financial costs	(2,132)	(6,543)	207	(28,631)	(20,760)	(27)
Dividends paid to shareholders	(7)	(71)	914	(5,401)	(5,380)	0
Dividends paid to minority interest	-	-	n.a.	(1,146)	(1,621)	41
Net sale/(repurchase) of treasury shares	41	(12,100)	n.a.	(1,497)	(23,511)	n.a.
Net cash provided by/(used) in financing activities	**(15,051)**	**(49,413)**	**228**	**(6,292)**	**(118,947)**	**n.a.**
Net increase/(decrease) in cash	**12,959**	**14,264**	**10**	**19,777**	**(16,148)**	**n.a.**
Cash at the beginning of the period	44,952	27,499	(39)	38,134	57,911	52
Cash at the end of the period	57,911	41,763	(28)	57,911	41,763	(28)

APPENDIX V.

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

NET EXTERNAL SALES REVENUES[1]	Q4 2001	Q4 2002	Ch. %	FY 2001	FY 2002	Ch. %
Exploration and Production	1,482	1,365	(8)	6,169	4,486	(27)
Refining and Marketing	152,768	164,771	8	669,899	652,886	(3)
Gas and Power	124,571	122,595	(2)	329,029	359,782	9
Petrochemicals	28,870	32,131	11	139,141	123,510	(11)
Corporate and other	6,206	2,348	(62)	29,119	19,136	(34)
TOTAL	**313,897**	**323,210**	**3**	**1,173,357**	**1,159,800**	**(1)**

OPERATING PROFIT	Q4 2001	Q4 2002	Ch. %	FY 2001	FY 2002	Ch.%
Exploration and Production	14,393	12,023	(16)	67,237	51,176	(24)
Refining and Marketing	16,959	2,172	(87)	70,235	38,295	(45)
Gas and Power	(17,014)	(1,408)	(92)	(122,073)	(593)	n.a.
Petrochemicals	2,253	(4,205)	n.a.	4,985	(1,459)	n.a.
Corporate and other	(8,987)	(14,531)	62	(24,869)	(30,012)	21
Inter-segment transfers [2]	7,174	5,720	(20)	1,308	346	(74)
TOTAL	**14,778**	**(229)**	**n.a.**	**(3,177)**	**57,753**	**n.a.**

PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q4 2001	Q4 2002	Ch. %	FY 2001	FY 2002	Ch. %
Exploration and Production	6,457	9,453	46	12,920	16,846	30
Refining and Marketing	11,039	14,036	27	24,524	20,677	(16)
Gas and Power	2,558	4,773	87	5,284	9,606	82
Petrochemicals	3,097	10,408	236	7,263	17,733	144
Corporate and other	5,219	2,923	(44)	8,305	8,485	2
TOTAL	**28,370**	**41,593**	**47**	**58,296**	**73,347**	**26**

DEPRECIATION	Q4 2001	Q4 2002	Ch. %	FY 2001	FY 2002	Ch.%
Exploration and Production	7,335	4,971	(32)	19,947	17,421	(13)
Refining and Marketing	7,092	7,081	0	26,447	27,219	3
Gas and Power	4,904	3,178	(35)	13,093	11,280	(14)
Petrochemicals	2,177	2,906	33	10,545	10,043	(5)
Corporate and other	1,427	3,752	163	5,294	5,525	4
TOTAL	**22,935**	**21,888**	**(5)**	**75,326**	**71,488**	**(5)**

TANGIBLE ASSETS	31/12/2001	31/12/2002	Ch. %
Exploration and Production	76,974	72,511	(6)
Refining and Marketing	198,285	185,869	(6)
Gas and Power	103,524	100,953	(2)
Petrochemicals	86,255	93,075	8
Corporate and other	23,752	19,194	(19)
TOTAL	**488,790**	**471,602**	**(4)**

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in both 2001 and 2002. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénmüvek Rt. fertiliser manufacturing business is included under Corporate and other.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.
In Q2 2002 MOL Rt. sold MOL Slovensko, a fully consolidated subsidiary, to Slovnaft. As this subsidiary was assigned to R&M and Slovnaft belongs to the Corporate and Other segment, the total gain of HUF 1.7 bn on the sale is incorporated in R&M segment operating profit. However, 36.2% (corresponding to MOL's shareholding in Slovnaft) of this gain had to be eliminated. This elimination occurred in the inter-segment transfer line.

APPENDIX VI.

KEY OPERATING DATA (Group figures)

HYDROCARBON PRODUCTION Kt (gross figures before royalty)	Q4 2001	Q4 2002	Change %	FY 2001	FY 2002	Change %
Crude oil production	271	262	(3)	1,064	1,050	(1)
Natural gas production (net dry)	983	832	(15)	3,226	3,101	(4)
Condensates production	78	62	(21)	269	245	(9)
LPG from producing fields	56	51	(9)	197	192	(3)
LPG from refining process	21	21	0	78	82	5
Other gas products	14	13	(7)	42	42	0

NATURAL GAS BALANCE Million m³	Q4 2001	Q4 2002	Change %	FY 2001	FY 2002	Change %
Sales from production	1,274	991	(22)	3,053	2,862	(6)
Sales from import	3,434	3,546	3	9,800	10,020	2
TOTAL SOURCES	4,708	4,537	(4)	12,853	12,882	0
Sales to Gas Distribution Companies (GDCs)	3,788	3,606	(5)	9,800	9,531	(3)
Sales to power sector	578	596	3	1,880	2,277	21
Sales to industrial and other consumers	342	335	(2)	1,173	1,074	(8)
TOTAL THIRD PARTY SALES	4,708	4,537	(4)	12,853	12,882	0
Loss and own consumption	141	120	(15)	505	508	1
TOTAL SALES AND LOSSES	4849	4657	(4)	13,358	13,390	0
Natural gas transit	659	656	0	1,689	1,820	8

MOBILE NATURAL GAS INVENTORIES Million m³	31 Dec 2001	31 Dec 2002	Change %
From domestic sources	392.5	348.1	(11)
From import sources	1,359.4	1,724.0	27
TOTAL CLOSING INVENTORIES	1,751.9	2,072.1	18

NATURAL GAS PRICES HUF/m³	Q4 2001	Q4 2002	Change %	FY 2001	FY 2002	Change %
Average import price	34.5	28.3	(18)	39.3	28.3	(28)
Average MOL selling price	26.3	26.6	1	25.9	28.0	8
Wholesale price to GDCs	24.8	25.0	1	24.5	26.3	7
Wholesale price to industry/power	32.3	32.6	1	30.5	33.0	8

CRUDE OIL PROCESSING Kt	Q4 2001	Q4 2002	Change %	FY 2001	FY 2002	Change %
Domestic crude oil	256	243	(5)	1,002	1,001	0
Imported crude oil	1,444	1,134	(21)	5,840	4,989	(15)
Condensates	69	58	(16)	259	223	(14)
Other feedstock	282	279	(1)	773	1,202	55
TOTAL REFINERY THROUGHPUT	2,051	1,714	(16)	7,874	7,415	(6)

REFINED PRODUCT SALES Kt	Q4 2001*	Q4 2002	Change %	FY 2001*	FY 2002	Change %
Total domestic sales	1,314	1,162	(12)	4,686	4,269	(9)
Total export sales	595	619	4	2,352	2,671	14
TOTAL CRUDE OIL PRODUCT SALES	1,909	1,781	(7)	7,038	6,940	(1)

* Restated because of TVK consolidation

PETROCHEMICAL PRODUCTION Kt	Q4 2001	Q4 2002	Change %	FY 2001	FY 2002	Change %
Ethylene	92	86	(7)	359	365	2
LDPE	28	28	0	107	113	6
HDPE	47	45	(4)	184	194	5
PP	67	62	(7)	260	278	7

PETROCHEMICAL SALES (external) Kt	Q4 2001	Q4 2002	Change %	FY 2001	FY 2002	Change %
Total domestic sales	96	105	9	381	397	4
Total export sales	98	117	19	396	421	6
TOTAL PETROCHEMICAL SALES	194	222	14	778	818	5

HEADCOUNT Full-time MOL Group employees	31 Dec 2001	31 Dec 2002	Change %
Closing headcount excluding TVK	14,253	10,805	(24)
Total closing headcount (including TVK)	16,438	12,864	(22)

APPENDIX VII.

EXTRAORDINARY ANNOUNCEMENTS IN Q4 2002

Announcement date	
1 October	And every following week: update about the treasury share purchase program
11 October	Resolutions of Extraordinary General Meeting held on 11 October
17 October	Change in the ownership of JP Morgan Chase, depository of MOL GDRs
25 October	MOL share ownership of newly elected Board and Supervisory Board members of MOL
28 October	Change in MOL treasury shares
30 October	Negotiations on the second phase of the Slovnaft transaction
7 November	Dr. Mihály Kupa is the chairman of MOL Supervisory Board
15 November	MOL distributed shares to those members of the Board of Directors recalled at the EGM of 11 October
25 November	MOL signed an agreement to gain a majority position in Slovnaft
25 November	MOL Group's New Strategic and Financial Targets for the Period 2003-2005
3 December	Share distribution to MOL managers and employees
3 December	Joint feasibility study for gas pipeline from Turkey to Austria via Bulgaria, Romania and Hungary
4,16 and 18 December	MOL senior managers and Supervisory Board member sell MOL shares
6,16 and 23 December	Update on share distribution program to MOL employees announced on 3 December
11 December	Gas discovery in Pakistan
18 December	Fuel Quality Development Project at MOL Plc.
20 December	MOL and Yukos concluded an agreement concerning ZMB field

APPENDIX VIII.

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2000	31 Dec 2001	31 March 2002	30 June 2002	30 Sept 2002	31 Dec 2002
Foreign institutional investors	43.5	46.3	47.1	46.1	44.1	42.4
OMV	9.3	10.0	10.0	10.0	10.0	10.0
Foreign private investors	0.0	0.0	0.0	0.0	0.0	0.0
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	25.0	25.0	25.0	25.0	25.0	25.0
Hungarian institutional investors	4.9	5.0	4.6	4.8	5.0	4.7
Hungarian private investors	0.5	0.5	0.5	0.4	0.4	0.4
Depositories	16.4	12.5	12.1	13.1	12.6	12.2
MOL Rt. (treasury shares)	0.3	0.6	0.6	0.5	2.8	5.2
Unregistered shares	0.1	0.1	0.1	0.1	0.1	0.1

According to the Share Register, beside ÁPV Rt. with 26.6% of the voting shares +1 share, only 2 shareholders owned more than 5% of the ordinary share capital of MOL Rt. at 31 December 2002: the depository bank for MOL's GDR programme at that date, JP Morgan which had 18.8% of the voting shares and OMV owning 10% of the ordinary shares of MOL. The number of treasury shares held by MOL increased by 2,421,690 from 2,733,435 to 5,155,125 as a result of the purchase of 2,786,000 treasury shares and a distribution of 364,310 shares to employees. Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Relevant changes in the governing bodies of MOL Rt. during the period:
MOL held an Extraordinary General Meeting at 11 October 2002. The EGM withdrew MOL Board of Directors membership of:
László R. Czirják, Dr Ákos Macher, Sándor Méhes and Dr Géza Pap.
At the same time EGM approved the election to the Board of:
László Akar, Miklós Kamarás, Dr Ernő Kemenes and Kálmánné Simóka Dr.
The EGM withdrew MOL Supervisory Board membership of:
Dr Péter Hartmann, Zsolt Incze, Dr Ferenc Kovács and Eduárd Pap.
At the same time EGM approved the election to the Supervisory Board of:
Piroska Bognár, John I. Charody, Slavomir Hatina, Dr Mihály Kupa and Dr Lajos Oláh.